SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 29 April, 2016

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Director/PDMR Shareholding dated 07 April 2016
Exhibit 1.2	Director/PDMR Shareholding dated 11 April 2016
Exhibit 1.3	Director/PDMR Shareholding dated 28 April 2016

Exhibit 1.1

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 7 April 2016 that on 24 March 2016 the following senior executives of BP p.l.c. (all persons discharging managerial responsibility) acquired in London, the number of BP Ordinary shares (ISIN number GB0007980591) shown opposite their names at £3.510557 per share, through participation in the BP Scrip Dividend Programme.

Scrip dividend on Ordinary shares
Mr M.T. Erginbilgic	5,309
Mr B. Looney	5,477
Mr D. Sanyal	11,925
Mr H. Schuster	6,483

BP p.l.c. was also notified on 7 April 2016 that on 24 March 2016 the following senior executives of BP p.l.c. (all persons discharging managerial responsibility) acquired in London, the number of BP Ordinary shares (ISIN number GB0007980591) shown opposite their names at £3.533500 per share, through participation in the BP Scrip Dividend Programme.

	ShareMatch UK	ShareMatch UK (Overseas)	Global ShareMatch
Mr R. Bondy	152	N/A	N/A
Mr B. Looney	151	N/A	N/A
Mr M.T. Erginbilgic	N/A	N/A	44
Mr D. Sanyal	300	21	N/A

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.2

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 11 April 2016 that the following Director and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £3.5035 per share through participation in the BP ShareMatch UK Plan on 11 April 2016:-

Director

Dr B. Gilvary     88 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy      88 shares
Mr B. Looney    90 shares
Mr D. Sanyal     90 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.3

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. (the "Company") has made a final determination of the vesting of shares awarded under the Executive Directors' Incentive Plan (EDIP) for the performance period 2013-2015.

For the purposes of the Director's Remuneration Report contained in the BP Annual Report and Form 20-F 2015, there was a preliminary assessment of the relative reserve replacement ratio performance measure which, when considered with the performance on other measures led to an expected vesting of 77.6% of the shares awarded. As in previous years, full information required to make a final determination has only now become available. As a result, the Company has determined that 74.3% of this award will vest.

Accordingly, on 28 April 2016 the following Directors of BP p.l.c. acquired the numbers of the Company's ordinary shares (ISIN number GB0007980591) or ADSs (ISIN number US0556221044), including any reinvested dividends, shown opposite their names below.

The Company was informed on 28 April 2016, by the Trustee of the BP Employee Share Ownership Trust, that on 28 April 2016 it received a transfer of such ordinary shares and/or ADSs to satisfy the vesting of these share awards taking into account tax applicable on vesting.

The remaining ordinary shares and ADSs are required to be retained by the Directors for a period of three years in accordance with the EDIP plan rules.

Director	Total vested	Retained after tax and commission
Mr R W Dudley	171,389 ADSs*	108,843 ADSs*
Dr B Gilvary	473,598 ordinary shares	308,743 ordinary shares

* 1 ADS is equivalent to 6 ordinary shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)
Dated: 11 May 2016
/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Company Secretary